
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2011

Andrew Chien
Chief Executive Officer
USChina Venture I, Inc.
USChina Venture II, Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re:** **USChina Venture I, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011, as amended on February 28, 2011**
> **File No. 000-54255**
>
> **USChina Venture II, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011, as amended on February 28, 2011 and March 2, 2011**
> **File No. 000-54256**

Dear Mr. Chien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page six

"Management has no prior experience as directors or officers of a development stage public company fully for merger purpose," page seven

1.   We note your response to comment three from our letter dated February 18, 2011 and the revision of the risk factor heading on page six. However, such heading does not reconcile with the disclosure in the discussion below, nor does it reconcile with the

experience of your sole officer and director as president and director of USChina Channel Inc. which, according to its own disclosure, sought out and effected a reverse merger as of December 31, 2010. Please revise.

Consent of Independent Registered Public Accounting Firm

2.   Your accountant is consenting to the use of their report dated January 24, 2011 while the report included in your filing is dated January 25, 2011. Please have them correct this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. You may contact John Zitko, Staff Attorney, at (202) 551-3399, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director